Exhibit 12.2

UNITED STATES STEEL CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Six Months Ended June 30,			Year Ended December 31,
(Dollars in Millions)	2004	2003		2003		2002	2001		2000	1999
Portion of rentals representing interest	$27	$17		$46		$34	$45		$48	$46
Capitalized interest	4	4		8		6	1		3	7
Other interest and fixed charges	91	81		156		136	153		115	74

Total fixed charges (A)	$122	$102		$210		$176	$199		$166	$127

Earnings-pretax income (loss) with applicable adjustments (B)	$519	$42		$(604)		$183	$(387)		$187	$295

Ratio of (B) to (A)	4.25	(a	)	(b	)	1.04	(c	)	1.13	2.33

(a)	Earnings did not cover fixed charges by $60 million.
(b)	Earnings did not cover fixed charges by $814 million.
(c)	Earnings did not cover fixed charges by $586 million.